SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of AUGUST 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: August 4, 2020

List of materials

Documents attached hereto:

i) Press release: Notice Regarding the Interim Dividend Forecast for the Fiscal Year Ending March 31, 2021

August 4, 2020
Sony Corporation

Notice Regarding the Interim Dividend Forecast
for the Fiscal Year Ending March 31, 2021

Sony Corporation (“Sony” or the “Corporation”) has determined the interim dividend forecast on shares of common stock of the Corporation for the fiscal year ending March 31, 2021 as follows:

I. Details of the Dividend
	Dividend per share
Record date	Interim dividend (September 30)	Year-end dividend (March 31)	Total
Dividend Forecast	¥25	Undetermined	Undetermined
FY19 Actual Dividend (ended March 31, 2020)	¥20	¥25	¥45

II. Reasons for Determination of Dividend Amount

As Sony stated in its Securities Report (Yukashoken Hokokusho) and Annual Report on Form 20-F for the fiscal year ended March 31, 2020, Sony believes that continuously increasing corporate value and providing dividends are essential to rewarding stockholders.  It is Sony’s policy to utilize retained earnings, after ensuring the perpetuation of stable dividends, to carry out various investments that contribute to an increase in corporate value, such as those that ensure future growth and strengthen competitiveness.  In light of the consolidated financial results forecast for the fiscal year ending March 31, 2021 and other information set forth in the earnings release announced today, Sony has forecasted that it will pay 25 yen per share as an interim dividend for the fiscal year ending March 31, 2021, based on the policy outlined above.  Sony intends to determine the actual amount of dividends based on an overall consideration of its consolidated operating results, financial condition and future business expectations.

End of document